YUKON-NEVADA GOLD CORP. APPOINTS CHIEF GEOLOGIST AT
JERRITT CANYON, NEVADA

Vancouver, BC – October 26, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce the appointment of Mr. Paul D. Noland, CPG, as Chief Geologist. Mr. Noland brings extensive geological experience to Yukon-Nevada Gold Corp. (“YNG” or the “Company”) with over 35 years of geological experience primarily in the western United States including the Nevada region. Mr. Noland will head up a new Geological initiative to expand reserves and resources at Jerritt Canyon located 50 miles north of Elko, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of the Company.

Mr. Noland graduated from Lamar University (Texas, USA) with a B.Sc in Geology in 1971, and attended the University of Oklahoma where he completed class work toward a M.Sc in Geology. Mr. Noland is a Certified Professional Geologist from American Institute of Professional Geologists. His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved in both the Pipeline and newly discovered Cortez Hills deposits. Mr. Noland has interspersed corporate positions with extended periods as a consultant, primarily focused on exploration and property evaluation.

Mr. Noland has valuable prior experience at the 119 square mile Jerritt Canyon having spent several seasons of contract and consulting work there in the 1990’s and early 2000’s. Through his long and successful career in mining, Mr. Noland has been involved in several mineral discoveries. His experience has spanned grass-roots exploration and evaluation of prospects to development and enhancement of multi-million ounce gold deposits. Though the majority of Mr. Noland’s expertise lies in precious metals deposits, he has also been involved with exploration and discovery of copper, molybdenum and tungsten.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations

Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.